UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs Protocol of Intent with CSN
—

Rio de Janeiro, December 19, 2024 – Petróleo Brasileiro S.A. - Petrobras informs that today it signed a Protocol of Intent with Companhia Siderúrgica Nacional S.A. (CSN) and CSN Inova Soluções S.A., a group company dedicated to innovation projects. This agreement represents a first step towards structuring a business partnership aimed at setting up a low-carbon hydrogen plant on a commercial scale in Paraná.

Low-carbon hydrogen can be used in industrial processes or as fuel and will be obtained through the electrolysis of water from renewable sources of electricity. The initiative aims to support the decarbonization efforts of CSN and Petrobras' operations and products.

The signing of this Protocol of Intent is in line with the Petrobras’ Strategic Plan 2050 and Business Plan 2025-2029, which aim to prepare Petrobras to lead the fair energy transition, reducing its emissions and expanding the supply of more sustainable products.

Business partnerships help to mitigate risks, strengthen corporate governance and share information, experiences and technologies.

About CSN

The CSN Group, one of the largest integrated steel complexes in the world, is present in 17 Brazilian states and operates in several other countries, such as Germany, Portugal, the United States and Switzerland. Its shares are listed on the São Paulo Stock Exchange (BM&FBovespa) and the New York Stock Exchange (NYSE). Among assets, the company has an integrated steel plant; five industrial units, two of which are abroad; iron ore, limestone, dolomite and tin mines; a flat steel distributor; port terminals; stakes in railroads; and stakes in hydroelectric plants.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer